

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

May 5, 2010

Keith A. Carrigan
Vice Chairman and Chief Executive Officer
IESI-BFC Ltd.
135 Queens Plate Drive, Suite 300
Toronto, Ontario, Canada M9W6VI

> **Re: IESI-BFC Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed April 19, 2010**
> **File No. 333-164402**

Dear Mr. Carrigan:

We have reviewed your filing and have the following comments.

Amendment No. 2 to Form F-4

General

1. Please note the updating requirements of Item 10 of Part 1.B of Form F-4, Item 8.A of Form 20-F and Item 512(4) of Regulation S-K. Please also update to include the interim financial statements for Waste Services, Inc. as well.

2. Please ensure that you supply all information currently omitted from the prospectus prior to requesting acceleration.

Financial Statements- IESI-BFC Ltd

Consolidated Balance Sheet, page F-75

3. On page 248, you disclose that all of IESI-BFC's shares are no par value. Please revise your balance sheet, pro forma financial statements and elsewhere in your filing as applicable, to disclose that your common stock has no par value.

19. Equity

Accumulated Other Comprehensive (loss) income, page F-108

4. Your table on page F-108 indicates that the amounts presented for foreign currency translations adjustments include reclassifications. Please separately disclose the amounts of your reclassifications adjustments as well as the tax effect on the reclassification adjustments. Refer to ASC 220-10-55 for further guidance.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Haynes, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joris M. Hogan, Esq. *(via facsimile 212/682-0200)*
        Daniel P. Raglan, Esq.
        Torys LLP
        237 Park Avenue
        New York, New York 10017